EXHIBIT (a)(5)(D)


 For Immediate Release                       Contact:   Alfred J. Verrecchia
 March 31, 2000                                                 401-727-5100
                                                         Renita E. O'Connell
                                                                401-727-5401

             HASBRO ANNOUNCES FINAL RESULTS OF "MODIFIED DUTCH
                           AUCTION" TENDER OFFER

            Pawtucket, RI (March 31, 2000) -- Hasbro, Inc. (NYSE:HAS) today announced the final results of its "Modified Dutch Auction" tender offer which was completed at 12:00 Midnight, New York City time, on March 27, 2000. Hasbro commenced the tender offer to purchase up to 17.25 million shares of its common stock at a price between $15.25 and $17.50 per share net to the seller in cash, without interest, on February 29, 2000.

            Based on the final count by the depositary for the tender offer, Hasbro accepted for payment under applicable securities laws 18,085,570 shares of common stock, representing approximately 9.5% of outstanding shares, at a purchase price of $17.25 per share. Payment for the shares accepted for purchase and return of shares not accepted for purchase will be made promptly by the depositary. The aggregate purchase price of the shares purchased by Hasbro through the tender offer, including fees and expenses associated with the tender offer, is approximately $313 million. The buyback is being financed from available cash and credit facilities.

            As noted in Hasbro's Offer to Purchase, the company may in the future purchase additional shares in the open market, in private transactions, tender offers or otherwise. Under applicable securities laws, Hasbro may not repurchase any shares of its common stock until after April 10, 2000. Hasbro expects to have in excess of $200 million remaining under its December 1999 $500 million share repurchase authorization for future share repurchases. Any future purchases by Hasbro will depend on many factors, including the market price of the shares, Hasbro's business and financial position and general economic and market conditions.

            As a result of completing the tender offer, Hasbro has approximately 172 million shares of common stock outstanding.

            The dealer manager for the tender offer was Salomon Smith Barney. The information agent was D.F. King & Co., Inc.

            Hasbro is a worldwide leader in children's and family leisure time and entertainment products and services, including the design, manufacture and marketing of games and toys ranging from traditional to high-tech. Both internationally and in the U.S., its PLAYSKOOL, KENNER, TONKA, ODDZON, SUPER SOAKER, MILTON BRADLEY, PARKER BROTHERS, TIGER, HASBRO INTERACTIVE, MICROPROSE, GALOOB and WIZARDS OF THE COAST brands and products provide the highest quality and most recognizable play experiences in the world.


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